Mail Stop 3561

February 19, 2010

Timothy B. Shannon
Chief Executive Officer
Dale Jarrett Racing Adventure, Inc.
120A N. Main Avenue
Newton, North Carolina 28658

> **Re:**   **Dale Jarrett Racing Adventure, Inc.**
> **Forms 10-K and 10K/A for Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009, October 19, 2009, and December 9, 2009,**
> **respectively**
> **File No. 000-27251**

Dear Mr. Shannon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jody M. Walker, Esq.
     Via facsimile to (303) 482-2731